

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
Paul J. Hastings
President & Chief Executive Officer
OncoMed Pharmaceuticals, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

>   **Re: OncoMed Pharmaceuticals, Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed June 24, 2013**
>   **File No. 333-181331**

Dear Mr. Hastings:

We have reviewed your amended registration statement filed June 24, 2013, and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Business, page 71
Our Product Candidates and Preclinical Programs, page 78

1. Please revise your tables under "Planned Clinical Milestones" to clarify the milestone(s) that you expect to achieve with each clinical trial listed therein through 2016. In addition, to the extent you have already disclosed your expected timeframe for achievement of any of the clinical milestones identified to be prior to the end of 2016, please expand your disclosure to restate the general timeframe in which you expect to achieve the milestone. In addition, for each trial that you list twice, please clarify why you are listing the trial twice.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Mark Roeder
        Latham & Watkins LLP